Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Nine Months Ended
	2006	2007	2008	2009	2010	September 30, 2011
			(Dollars in millions)
Ratio of earnings to fixed charges	7.11	6.97	N/A	N/A	8.71	11.22
Ratio of earnings to combined fixed charges and preferred stock dividends	6.91	6.78	N/A	N/A	8.71	11.22
Insufficiency of earnings to cover fixed charges	N/A	N/A	$4,208	$4,574	N/A	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	$4,217	$4,574	N/A	N/A

N/A means not applicable.